Back 2012-03-14, 17:33:07, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Gress.A **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2049027		
Security designation	Common Shares		
Opening balance of securities held	7500		
Date of transaction	2012-03-13		
Nature of transaction	51 - Exercise of options		
Number or value of securities acquired	5000		
Unit price or exercise price	5.2700	Currency	American Dollar
Closing balance of securities held	12500	Insider's calculated balance	
Filing date/time	2012-03-14 17:31:45		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Insider: Gress.A **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2049033		
Security designation	Common Shares		
Opening balance of securities held	12500		
Date of transaction	2012-03-13		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	5000		
Unit price or exercise price	12.1000	Currency	American Dollar
Closing balance of securities held	7500	Insider's calculated balance	
Filing date/time	2012-03-14 17:33:00		
General remarks *(if necessary to describe the transaction)*			

Private remarks to securities regulatory authorities

Insider: Gress.A **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	2049021		
Security designation	Options (Common Shares)		
Opening balance of securities or contracts held	194100		
Date of transaction	2012-03-13		
Nature of transaction	51 - Exercise of options		
Number or value of securities or contracts acquired			
Equivalent number or value of underlying securities acquired			
Number or value of securities or contracts disposed of	5000		
Equivalent number or value of underlying securities disposed of	5000		
Unit price or exercise price	5.2700	Currency	American Dollar
Conversion or Exercise price	5.2700	Currency	American Dollar
Date of expiry or maturity	2012-11-20		
Closing balance of securities or contracts held	189100	Insider's calculated balance	
Filing date/time	2012-03-14 17:29:39		

General remarks *(If necessary to describe the transaction)*

Private remarks to securities regulatory authorities